UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                       SEC File Number   0-9209
                                                         ------
(Check One):                         CUSIP Number   769135 10 4
                                                    -----------

( )  Form 10-K and Form 10-KSB ( )  Form 11-K ( )  Form 20-F (X)  Form 10-Q
and Form 10-QSB ( ) Form N-SAR      For Period Ended:  September 30, 1998
                                                       ------------------
( )  Transition Report on Form 10-K
( )  Transition Report on Form 20-F
( )  Transition Report on Form 11-K
( )  Transition Report on Form 10-Q
( )  Transition Report on Form N-SAR
           For the Transition Period Ended:

     Read attached instruction sheet before preparing form.
     Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                              ----------

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                              PART I
                      REGISTRANT INFORMATION

     Full Name of Registrant        Riverside Group, Inc.
                                   -----------------------------

     Former Name if Applicable     -----------------------------


     Address of Principal Executive Office (Street and Number)
                                       7800 Belfort Parkway, #100
                                       --------------------------
     City, State and Zip Code          Jacksonville, Florida 32256
                                       ---------------------------

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                             PART II
                     RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [&23,047], the following should be completed. (Check box if appropriate)

(X)      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X)      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

( )     (c)   The accountant's statement or other exhibit required by
              Rule 12b-25(c) has been attached if applicable.

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                                 PART III
                                 NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          Effective September 30, 1998, the registrant completed the previously reported disposition of its GameVerse, Inc. subsidiary to Greenleaf Technologies Corporation ("Greenleaf") in exchange for approximately 14.7 million shares of Greenleaf's outstanding common stock and in-the-money options for approximately another 7.3 million shares. The accounting for this transaction is prescribed by either
     APB 16 - "Business Combinations" or APB 29 - "Accounting for
     Nonmonetary Transactions." The registrant had believed that it would be proper to record the Greenleaf Securities at an estimated value, with an appraisal to be obtained prior to filing of financial statements for the full year 1998. Just prior to the prescribed due date (the "Due Date") for the subject quarterly report (the "Form 10-Q"), the registrant's independent accountants informed the registrant that an appraisal should be obtained prior to the filing of the Form 10-Q.
     Such an appraisal cannot be obtained by the Due Date, and the results of such an appraisal may materially alter the numbers that would otherwise be contained in the financial statements contained in the Form 10-Q and the narrative contained in Management's Discussion and Analysis of Financial Condition and Results of Operation.

                               PART IV
                          OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

        Catherine J. Gray            (904)           281-2200
        -----------------         ---------       ----------------
               (Name)             (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           (X)  Yes  ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           (X)  Yes  ( ) No



          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment "A."

          The registrant anticipates that the amount by which its net income for the third quarter of 1998 will exceed those for the same period in 1997 will depend upon the value at which the Greenleaf Securities are recorded. Since the registrant is presently unable to determine this value, as described above, the registrant cannot estimate its results for the 1998 periods.


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                               Riverside Group, Inc.
                    -----------------------------------------------
                    (Name of Registrant as specified in its charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date      November 16, 1998                  By: /s/ Catherine J. Gray
               -----------------                     -----------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.